UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
February 28, 2018
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-10431	                                  June 30, 2016

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in
registration statement:

InvestED Portfolios
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4. Address of principal executive office
(number,street,city,state,zip code):

6300 Lamar Avenue, Overland Park, KS 66201

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April 4, 2017
United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street
N.W. Washington, DC 20549

Dear Sirs:
Enclosed is a copy of Form N-17f-2, along with our related report, dated December 29, 2016, on our examination of the investment portfolios of the InvestEd Portfolios as of the close of business on June 30, 2016.
Very truly yours,


Samuel J. Mulliner



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of InvestEd Portfolios:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
InvestEd Portfolios (the "Funds"), comprising InvestEd
Balanced Portfolio, InvestEd Conservative Portfolio, and
InvestEd Growth Portfolio, maintain certain of their
securities in uncertificated shares of mutual funds affiliated with the Funds and are held with Waddell & Reed Services
Company (WRSCO), a registered transfer agent under Section 17A of the Securities Exchange Act of 1934, as of June 30, 2016.
Management is responsible for its assertion. Our
responsibility is to express an opinion on management's
assertion based on our examination.
Our examination was conducted in accordance with attestation standards established by the Public Company Accounting
Oversight Board (United States), and accordingly, included
examining on a test basis, evidence about the Funds'
compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests
performed as of June 30, 2016, and with respect to agreement of security purchases and sales, for the period from January
1, 2016 (the commencement date of our engagement period)
through June 30, 2016:
*	Confirmation of all securities held by WRSCO, in book entry
form
*	Reconciliation of all such securities to the books and records of the Funds
*	Agreement of 25 security purchases and 25 security sales from the books and records of the Funds to the book-entry system of WRSCO and the cash records of the custodian.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds maintain certain of their securities in uncertificated shares of mutual funds affiliated with the Funds and are held with Waddell &
Reed Services Company as of June 30, 2016, with respect to securities reflected in the investment account of the Funds, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of InvestEd Portfolios and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Kansas City, Missouri
December 29, 2016



Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
The InvestEd Portfolios (the "Trust"), comprising InvestEd Balanced Portfolio, InvestEd Conservative Portfolio, and InvestEd Growth Portfolio (the "Funds"), are organized as fund of funds with uncertificated shares recorded within the books and records of the investment adviser's affiliated transfer agent. As such, the Funds are applying requirements set forth in the Franklin Investors Securities Trust No Action Letter (dated September 24, 1992) ("No Action Letter") in lieu of strict compliance with subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. The Funds have agreed to treat Waddell & Reed Services Company ("WRSCO") as a limited purpose securities depository for purposes of holding these uncertificated shares. The Funds buy and sell shares of underlying Waddell & Reed Advisors Funds and/or Ivy Funds ("Waddell/Ivy Funds").
We are responsible for establishing and maintaining effective internal controls over applying the requirements set forth in the No Action Letter. Based on this evaluation, we assert that the Funds maintained the uncertificated shares of Waddell/Ivy Funds with WRSCO, a registered transfer agent under Section 17A of the Securities Exchange Act of 1934, as of June 30, 2016, and for the period from January 1, 2016 through June 30, 2016, with respect to securities reflected in the investment accounts of the Funds.

InvestEd Portfolios

By:


/s/ Philip J. Sanders
Philip J. Sanders, President



By:


/s/ Joe Kauten
Joe Kauten, Treasurer